Exhibit 99.1

Buenos Aires,

February 5, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

I am writing to inform you that, as of February 2, 2018, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has completed the sale of its stake of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. to Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.   Banco Galicia has proposed a purchase price of Ps. 1,011,420,095 and Ps. 21,460,035, respectively, in exchange for the shares.

The purchase price is subject to the approval of the buyers, who have the right to object for up to 45 consecutive days beginning on January 29, 2018.

It is not anticipated that these transactions will have a significant impact on the shareholders’ equity.

Yours faithfully,

Jose Luis Ronsini

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.